CHB

04 MAR 25 AM 7:21

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

SUPPL

Facsimile

Date : Mar. 11, 2004

Number of pages : 7

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC

Tel:202-942-2990
Fax:202-942-9624

From : SangHo Lee
Planning Division
Chohung Bank

Tel : 822-2010-2357
Fax : 822-3700-4923

Subject : Notice of resolution of board meeting

File Number : 82-4506

04010888

Dear Ms. Sandra Kinsey

Enclosed please find the "the Annual General Meeting of Shareholders."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

CHB

March 18, 2004

NOTICE
OF
ANNUAL GENERAL MEETING
OF SHAREHOLDERS

I, being a duly authorized officer of Chohung Bank, hereby give notice of the resolution of the Board Meeting held on March 25, 2004, regarding the Annual General Meeting of Shareholders for the fiscal year 2003.

Meeting Details	The Annual General Meeting of Shareholders for the fiscal year 2003 will be held at the Chohung Bank Head Office, 3rd Floor, on Thursday March 25, 2004 at 2:00 p.m. (local time)
Meeting Agenda	1. Approval of the Bank's financial statements for 2003 and the proposed appropriation of retained earning/ losses (no dividend). 2. Approval of the proposed changes of the Articles of Incorporation. 3. Appointment of members of the Board of Directors. 4. Appointment of the Standing Auditor 5. Appointment of directors for the Audit Committee 6. Admission of pay limit for Directors 7. Abolition retirement pay for Directors 8. Granting of Stock Option
Dividend	None

Note to Agenda

Agenda Item 1

Financial statements for 2003 fiscal year are attached to this document.

※ The Bank's financial statements for the year ended December 31, 2003, can be viewed at www.chb.co.kr.

Agenda Item 2

The summary of changes is as follows;

	Existing	Amended
Number of Directors	The number of Directors shall be less than 15. (The Non-Standing Directors shall be more than 60/100)	The number of Directors shall be 5 to 10. (The Non-Standing Directors shall be more than 50/100)
Term of Office of Directors	The term of office of Executive Directors shall be 3 years. The term of office of Non-Standing Directors shall be one year.	The term of office of Directors shall be less than 3 years. The term of office of Non-Standing Directors elected at a General Meeting of Shareholders shall be 1 year.
Qualifications of Non-Standing Directors	Non-Standing Directors shall have extensive professional knowledge and experience in the fields of finance, management, law and accounting.	Non-Standing Directors shall have extensive professional knowledge comprising more than 10 years of experience in the fields of finance or more than 5 years of experience in the fields of management, law and accounting.
Qualifications of Audit Committee Members		Audit Committee members shall have at least 5 years of professional experience, more than 10 years experience in the field of finance, or more than 5 years of experience in the fields of management, law and accounting.
Recommendation Board for the President and Chief Executive Officer of the Bank		Abolition of a Recommendation Board for the President and Chief Executive Officer of the Bank

	Existing	Amended
Appointment of Deputy Presidents		The President and Chief Executive Officer shall appoint Deputy Presidents with the approval of the Board of Directors.
Summoning of Directors	Minimum 3 days notice	Minimum 7 days notice
Role of Directors		Abolition of Deliberation of the succession plan of the Board of Directors
Committees	Audit Committee, Non-Standing Director Candidate Nomination Committee, Management Development & Compensation Committee, Risk Policy Committee, Board Governance Committee	Abolition of Board Governance Committee and Management Development & Compensation Committee
Executive Committee		Abolition of Executive Committee

Agenda Item 3

Non-standing directors shall be elected at the Annual General Meeting of Shareholders. The candidates are as follows;

Name	Age	Position outside the Bank
Yong Sung Park	64	Representative Director, Doosan Heavy Industries & Construction Co. Ltd.
Young Hwi Choi	59	President and Chief Executive Officer, Shinhan Financial Group
Dae Sik Kim	49	Professor of Business Administration, Hanyang University

Agenda Item 4

The Standing Auditor (also a member of Audit Committee) shall be elected at the Annual General Meeting of Shareholders. The candidate is as follows;

Name	Age	Position outside the Bank
Ji Hong Yoo	55	Chief Professional, Financial Supervisory Service

Agenda Item 5

The members of Audit Committee (also non-standing directors) shall be elected at the Annual General Meeting of Shareholders. The candidates are as follows;

Name	Age	Position outside the Bank
Byung Jae Cho	53	Senior Executive Vice President, Shinhan Financial Group
Chang Sung Jang	49	Director of Korea Deposit Insurance Corporation

By: Sungyoon Kim

Sung-Yoon Kim
General Manager of Planning Division
Chohung Bank

Non-Consolidated Balance Sheets (Bank Accounts)

December 31, 2002 and 2003

	Millions of Korean Won		Thousands of U.S.Dollars
	2002	2003	2003
Assets			
Cash and due from banks	2,698,816	1,550,638	1,294,572
Securities	11,072,577	9,208,341	7,687,712
Loans	45,328,520	42,701,666	35,650,080
Fixed assets	1,415,312	1,280,655	1,069,173
Other assets	5,681,063	4,486,564	3,745,670
Total Assets	**66,196,288**	**59,227,864**	**49,447,207**
Liabilities and Shareholders' Equity			
Liabilities			
Deposits	45,125,839	40,030,091	33,419,679
Borrowings	6,843,721	5,711,922	4,768,677
Debentures	5,672,349	6,424,165	5,363,304
Other liabilities	6,262,081	5,123,046	4,277,046
Total Liabilities	**63,903,990**	**57,289,224**	**47,828,706**
Shareholders' Equity			
Common stock	3,395,592	3,595,592	3,001,830
Capital surplus	-	-	-
Other reserve	10,619	14,624	12,209
Accumulated deficit	(931,362)	(1,900,455)	(1,586,621)
Capital adjustments	(182,551)	228,879	191,083
Total Shareholders' Equity	**2,292,298**	**1,938,640**	**1,618,501**
Total Liabilities and Shareholders' Equity	**66,196,288**	**59,227,864**	**49,447,207**

Non-Consolidated Statements of Income (Bank Accounts)

For the year ended December 31, 2002 and 2003

	Millions of Korean Won		Thousands of U.S.Dollars
	2002	2003	2003
Interest Income and Dividends:			
Interest on due from banks	22,023	5,267	4,397
Interest and dividend on securities	759,327	520,143	434,249
Interest on loans	3.031,095	3,263,010	2,724,169
Other interest income	37,404	26,644	22,244
Total Interest Income and Dividends	**3,849,849**	**3,815,064**	**3,185,059**
Interest Expenses:			
Interest on deposits	1,508,118	1,409,828	1,177,014
Interest on borrowings	254,333	170,889	142.669
Interest on debentures	264,338	386,865	322,980
Other interest expenses	79,382	72,002	60,112
Total Interest Expenses	**2,106,171**	**2,039,584**	**1,702,775**
Net Interest Income	**1,743,678**	**1,775,480**	**1,482,284**
Provision for Possible Loan losses	**1.542,948**	**2,159,906**	**1,803,228**
Net Interest Income(Loss) after Provision for Loan Losses	**200,730**	**(384,426)**	**(320,944)**
Non-Interest Income:			
Fees and commissions	763,691	696,004	581,069
Gain on sale of trading securities	24,201	24,411	20,380
Gain on valuation of trading securities	5,856	58	48
Gain on foreign currency trading	145,089	172,743	144,217
Gain on derivative trading	440,856	537,639	448,855
Fees and commissions from trust accounts	49,012	46,984	39,225
Gain on available-for-sale securities	48,958	178,900	149,357
Other non-interest income	129,228	245,552	205,003
Total Non-Interest Income	**1,606,891**	**1,902,291**	**1,588,154**
Non-Interest Expenses:			
Commissions	166,603	149,143	124,514
General and administrative expenses	856,328	908.250	758,265
Loss on foreign currency trading	104,270	94,630	79,003
Loss on derivative trading	398,694	538,498	449,573
Contribution to credit guarantee fund	45,249	53,959	45,048
Loss on sale of loans	16,641	169,560	141.559
Loss on sale of trading securities	5,590	15,509	12,948
Loss on valuation of trading securities	150	4,374	3,652
Loss on sale of available-for-sale securities	57,304	14,037	11,719
Loss on impairment of available-for-sale securities	448,236	232,629	194,214
Payments to guaranteed return trust accounts	57,675	-	-
Other non-interest expenses	262.041	253.051	211,263
Total Non-Interest Expenses	**2,418,781**	**2,433,640**	**2,031,758**
Loss before Income Taxes	**(611,160)**	**(915,775)**	**(764,548)**
Income Taxes (Benefits)	**(25.115)**	**50,176**	**41,890**
Net Loss	**(586,045)**	**(965,951)**	**(806,438)**
Net Loss per Share (In Korean Won and U.S.Dollars)	**(870)**	**(1,421)**	**(1.19)**